UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Dougherty’s Pharmacy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25871100

(CUSIP Number)

Troy Phillips

14801 Quorum Drive, Suite 500

Dallas, TX 75254

972-419-8319

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Troy Phillips

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 3,705,630

8. Shared Voting Power
3,705,630

9. Sole Dispositive Power
3,705,630

10. Shared Dispositive Power
3,705,630

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,705,630

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11) 16.50%

14. Type of Reporting Person IN

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ITEM 1. SECURITY AND ISSUER

Common Stock (the “Shares”) of Dougherty’s Pharmacy, Inc. (the “Issuer”)

5924 Royal Lane, Suite 250

Dallas, TX 75230

ITEM 2. IDENTITY AND BACKGROUND

(a) Troy Phillips (the “Reporting Person”);

(b) 14801 Quorum Drive, Suite 500, Dallas, TX 75254

(c) Attorney and Managing Director of the firm of Glast, Phillips and Murray, P.C, 14801 Quorum Drive, Unit 500, Dallas, Texas, 75254.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f) The Reporting Person is a United States Citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

3,500,000 shares of the Issuer were pledged as collateral for a loan made by PBL, LLC. When the loan went into default, PBL, LLC engaged the Reporting Person to foreclose on the collateral under the loan, including the shares of the Issuer. In exchange for the Reporting Person’s legal services, PBL, LLC transferred the 3,500,000 collateral shares of the Issuer to the Reporting Person together with an additional 205,630 shares of the Issuer’s stock.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired the Shares for investment purposes and has agreed to serve on the Issuer’s Board of Directors.

In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise. In pursuing his investment purposes, the Reporting Person may also engage in option, swap or other derivative securities transactions with respect to or otherwise deal in such securities at times, and in such manner, as they deem advisable to benefit from changes in the Shares' market price, changes in the Issuer's operations, business strategy or prospects, or from the sale or merger of the Issuer.

Consistent with his investment and evaluation criteria, the Reporting Person may discuss such matters with the Issuer's management, the Issuer’s board of directors, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.

The Reporting Person also may propose, both in his capacity as a shareholder as well as a member of the Company’s Board of Directors, other changes in the Issuer's operations, governance or capitalization, or one or more of the other actions described in sections (a) through (j) of Item 4 of Schedule 13D, including, without limitation, requesting a position on the Issuer’s board of directors. He also may formulate other plans and take such actions with respect to the Shares.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The beneficial ownership of the Shares by the Reporting Person at the date hereof is reflected on the Reporting Person's cover page.

(c)    Other than the purchase of the Shares described in Items 3 and 4 above, there were no other transactions in the Shares by the Reporting Person in the 60 days before the date on the cover page.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities reported herein.

(d)    No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. None of the issuer’s securities have been pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities, excluding standard default and similar provisions contained in loan agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2017

Date

/s/ Troy Phillips

Troy Phillips

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